
August 24, 2023

Steven Feng
Chief Financial Officer
NIO Inc.
Building 20, 56 Antuo Road
Jiading District, Shanghai 201804
People's Republic of China

      Re: NIO Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Response dated August 4, 2023
          File No. 001-38638

Dear Steven Feng:

We have reviewed your August 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1.   Please clarify for us whether or not Xiaobei Chen is an official of the CCP as required by Item 16I(b)(4) of the Form 20-F. In this regard we note your response to comment 2 that "except for Xiaobei Chen, none of the investor-designated directors of the Company's other consolidated operating entities is a party official" and that you describe Xiaobei Chen as "a member of the Chinese Communist Party Committee of a PRC state-owned enterprise." Please further explain any discrepancy between this determination and your disclosure that "none of the members of the board of directors of NIO Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party as of the date of this annual report."

Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yuting Wu, Esq.